Filed by Nabors Energy Transition Corp. II

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: e2Companies LLC

Commission File No.: 001-41744

Exclusive: E2 inks up to $1B battery supply deal for data centers

By Alan Neuhauser

April 22, 2025

E2Companies signed a $500 million to $1 billion term sheet with Corscale Data Centers to supply the data center developer with battery and energy management systems, the company tells Axios exclusively.

Why it matters: The systems use short-duration batteries to level out sudden power spikes, enabling data centers to more easily rely on intermittent solar and wind energy.

Illustration: Aïda Amer/Axios

Driving the news: E2Companies agreed to supply more than 300 MW of power systems to Corscale over two years.

Zoom in: Each 1 MW "R3di System" — as in "ready" — contains lithium iron phosphate batteries, which can dispatch 20 to 30 minutes of power.

•	The modular, stackable systems also integrate with other onsite energy sources, such as the natural gas turbines that data centers commonly use for multi-hour or multi-day backup power.

State of play: E2Companies, based in Bonita Springs, Florida, has deployed eight such systems, CEO James Richmond tells Axios.

•	It both sells the systems and offers a grid-monitoring subscription.

Catch up quick: E2 in February agreed to a SPAC merger with Nabors Energy Transition Corp. II, giving E2 a pre-money equity value of $500 million.

•	The blank-check company is backed by Houston-based oil and gas producer Nabors Industries, which plans to use E2's on-site power systems to decarbonize its drilling operations.

What we're watching: The companies missed a February deadline to complete the deal.

•	"We're seeing the auditor right now, and as soon as we have the audited financials, we'll file the proxy," Richmond says.

•	The CEO, in an email, said, "This merger with Nabors Energy Transition Corp is moving forward as expected." He added, "There is no concern about the IPO process or deadline."

Context: AI data centers have unleashed a surge of new electricity demand.

•	Most data centers rely on electric grids. But tech firms have also started developing renewable, battery and natural gas assets in case the grid goes down or to supply cheaper power whenever grid prices soar.

What they're saying: "Renewable energy problems happen in real time: if a cloud goes through a 200 MW solar field, you're going to see a 100 MW drop instantaneously, and then come back a second later," Richmond says.

•	"You need some energy that can hold a grid stable while that happens."

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Important Information for Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the transactions contemplated by the Business Combination Agreement and Plan of Reorganization, dated February 11, 2025 (the “Transactions”), Nabors Energy Transition Corp. II (“NETD”) and e2Companies LLC (“e2”) will file with the Securities and Exchange Commission (the “SEC”) the Registration Statement on Form S-4 (the “Registration Statement”), which will include (i) a preliminary prospectus of NETD relating to the offer of securities to be issued in connection with the Transactions, (ii) a preliminary proxy statement of NETD to be distributed to holders of NETD’s capital shares in connection with NETD’s solicitation of proxies for vote by NETD’s shareholders with respect to the Transactions and other matters described in the Registration Statement and (iii) a consent solicitation statement of e2 to be distributed to unitholders of e2 in connection with e2’s solicitation for votes to approve the Transactions. NETD and e2 also plan to file other documents with the SEC regarding the Transactions. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/consent solicitation statement/prospectus will be mailed to the shareholders of NETD and unitholders of e2. INVESTORS AND SECURITY HOLDERS OF NETD AND E2 ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and other documents containing important information about NETD and e2 once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by NETD may be obtained free of charge from NETD’s website at www.nabors-etcorp.com or by written request to NETD at 515 West Greens Road, Suite 1200, Houston, TX 77067.

Participants in the Solicitation

NETD, Nabors Industries Ltd., e2 and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of NETD in connection with the Transactions. Information about the directors and executive officers of NETD is set forth in NETD’s Annual Report on Form 10-K/A for the year ended December 31, 2024, filed with the SEC on April 2, 2025. To the extent that holdings of NETD’s securities have changed since the amounts printed in NETD’s Annual Report on Form 10-K/A for the year ended December 31, 2024, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/consent solicitation statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements”. All statements, other than statements of present or historical fact included herein, regarding the Transactions, NETD’s and e2’s ability to consummate the Transactions, the benefits of the Transactions and NETD’s and e2’s future financial performance following the Transactions, as well as NETD’s and e2’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on NETD and e2 management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, NETD and e2 disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. NETD and e2 caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of NETD and e2. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to successfully or timely consummate the Transactions or to satisfy the conditions to the closing of the Transactions, including satisfaction of the minimum proceeds condition and the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the shareholders of NETD for the Transactions is not obtained; the failure to realize the anticipated benefits of the Transactions, including as a result of a delay in consummating the Transactions or difficulty in, or costs associated with, integrating the businesses of NETD and e2; the amount of redemption requests made by NETD’s shareholders; the outcome of any current or future legal proceedings or regulatory investigations, including any that may be instituted against NETD or e2 following announcement of the Transactions; the occurrence of events that may give rise to a right of one or both of NETD and e2 to terminate the definitive agreements related to the Transactions; difficulties or delays in the development of e2’s business; the risks related to the rollout of e2’s business and the timing of expected business milestones; potential benefits and commercial attractiveness to its customers of e2’s products; the potential success of e2’s marketing and expansion strategies; the effects of competition on e2’s future business; the ability of e2 to convert its currently contracted revenues from new original equipment manufacturer sales and energy service agreements into actual revenue; the ability of e2 to recruit and retain key executives, employees and consultants; and the ability of e2 management to successfully manage a public company. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact NETD’s expectations can be found in NETD’s periodic filings with the SEC, including NETD’s Annual Report on Form 10-K/A filed with the SEC on April 2, 2025 and any subsequently filed Quarterly Reports on Form 10-Q. NETD’s SEC filings are available publicly on the SEC’s website at www.sec.gov.